May 5, 2016

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letter Dated April 21, 2016 (the “Comment Letter”)

Regarding Herbalife Ltd. (File No. 001-32381)’s

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 25, 2016 (the “2015 10-K”)

Dear Mr. Reynolds:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comments presented in bold italicized text. In response to the Comment Letter the Company offers the following responses:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.	We note that throughout your 2015 quarterly earnings calls you identify “active new members” and during your second quarter earnings call you stated that the increase of this metric represents a “very significant trend … in [y]our business.” Please disclose and discuss this trend to the extent that it has had, or you reasonably expect it to have, a material impact on net sales. See Item 303(a)(3)(ii) of Regulation S-K. Additionally, please explain how you define the term “active new members” and discuss how management uses this number to assess your business. See generally Item 303(a) and Rule 12b-20. Please revise in future filings and provide draft disclosure, or advise.

Company Response:

We note the Staff’s comment, and in response thereto, note that “active new members” is a non-financial measure that represents the number of new members who purchased product volume in the same calendar month of his or her initial membership. While this information is used in the Company’s forecasting and was considered relevant for certain transitional purposes, each as discussed below, “active new members” is only one of many relevant factors used in forecasting and is not material to management’s assessment of the business. Further, this data tracks the purchasing activity of only a small subset of the Company’s members; it does not in any way account for the size of a given order or the total volume purchased in the relevant month. Therefore, the Company does not believe any changes in “active new members” represent a trend that has had or that the Company reasonably expects will have a material impact on net sales, income from continuing operations or otherwise as contemplated by Item 303(a)(3)(ii) of Regulation S-K.

Nutrition for a better life.

For purposes of background, in 2014, the Company was evaluating its sales volume forecasting methodologies. Concurrently, the Company was also in the process of completing the implementation of the marketing plan changes1 discussed in the Company’s recent periodic filings with the Commission (such changes collectively, the “Marketing Plan Changes”), the last of which occurred in February 2015. One result of the Marketing Plan Changes, particularly the requirement that members purchase product directly from the Company when attempting to qualify as a sales leader, was that the Company now had greater visibility into the purchasing activity of certain members, including through the “active new members” data. The Company determined it could use this greater visibility to both refine its forecasting methodologies by developing a new statistical model based on member purchasing activity and as one way of evaluating the transition progress of members adapting to the Marketing Plan Changes.

“Active new members” data is primarily used by the Company employees responsible for statistical modeling who use the information to prepare forecasts. The data is only one of more than 50 similarly-weighted member purchasing activity inputs used in the Company’s new model. Management then evaluates the forecast generated by this new model together with other separate forecasts prepared regionally and by management based on a different set of information, with each forecast ultimately being valued differently and combined to generate the Company’s final forecast. While “active new members” data is referenced separate and apart from its use in the model and was used for the limited transitional purposes discussed below, the Company does not believe the “active new members” data or the period over period changes therein is statistically meaningful in isolation, nor does management consider the information as one of the material factors it uses to assess the Company’s business.

With respect to the portion of the Staff’s comment regarding the discussion of “active new members” on our 2015 quarterly earnings calls, and Mr. Walsh’s quoted statement in particular, we note that 2015 was the first year in which all of the Marketing Plan Changes were effective. During this transitional period, management viewed the “active new members” information as representative of the greater visibility the Company now had into member activity as a result of the Marketing Plan Changes. Therefore, management believed the “active new members” data provided insight at that time regarding how members were adapting to the Marketing Plan Changes, including how any changes in member activity were impacting average active sales leaders (a metric the Company does disclose and discuss in its periodic filings). We respectfully note that Mr. Walsh’s comment quoted in the Staff’s comment was in response to a particular question regarding average active sales leaders at a specific point in time and was not meant to be a general statement of any long-term trend, but rather just one part of his broader answer to the specific question.2

[1]	The specific changes include enabling members to qualify for sales leader status over a 12-month period, reducing the number of Volume Points required to be accumulated by a member using the 12-month qualification method from 5,000 to 4,000, requiring that members purchase product directly from the Company when attempting to qualify as a sales leader and instituting a first order limitation.
[2]	The complete text of the question and Mr. Walsh’s answer from the referenced earnings call is as follows:

Scott Van Winkle: Hi everyone, sorry. I dialed in a little bit late so I apologize for asking a question that’s already been answered. I was just looking at the average active sales leaders and the new distributors and they kind of went different directions. New distributor growth really improved average active to growth was a little softer in Q2 than in Q1. Again I apologize if you talked about it, but can we kind of split the difference between the two?

Des Walsh: Hi Scott, this is Des. And the good news is, Scott, nobody has asked the question, so no worries. Got a couple of things. First of all obviously the average active sales leader number is impacted partially by Venezuela. We show overall a 5 percent improvement if you back out Venezuela from that number then we’ll be closer to 6.5 percent. And I think you heard John’s comment in relation to Venezuela, significant to tie in business there driven by very significant consecutive price increases arising from the evaluation.

If you look back at 6 and 6.3, 6.5 percent that is not materially different from what we had in the past. And again it shows that as the fundamentals of our business continue to improve, the percentage of average active sales leaders increases. In terms of new member activity I think two things to bear in mind, we’ve actually now have three consecutive quarters of increase in terms of the number of new members coming to our Herbalife. Obviously comparing Q2 2015 to Q2 2014 we have a decline, but as you know Q2 2014 was a quarter with both April and May being the two highest volume and therefore activity months of the year. So we continue to see strong improvement in new members and most significantly, Scott, what we see is an improvement in terms of the percentage of new members ordering because as you know for us that’s really a key metric. It’s not just about numbers. Just as with sales leaders, just with new members, what we’re really focused on is engagement and so to see the number of (ordering) new members increase we see that as a very significant trend and metric in our business today.

Nutrition for a better life.

Because the Marketing Plan Changes have been in effect for more than one year as of the end of the first quarter of 2016, management believes the transitional value of the “active new members” data has diminished. Accordingly, the Company does not expect to discuss the data or any changes thereto in its scripted remarks on future earnings calls unless and until there are any changes to the Company’s view of the importance of the information as detailed above. However, because some investors and analysts may use the information for their own forecasting or analytical purposes, the Company acknowledges that it expects to continue to disclose limited data regarding “active new members” on its Investor Relations website. Additionally, management may respond to analyst or investor questions regarding the “active new members” data on earnings calls, but in answering any such questions, when relevant, management expects to clarify any ambiguity regarding the Company’s use of the information.

Reporting Segment Results, page 45

2.	We note that in each geographic region in your primary reporting segment, you disclose that declines in net sales are partially a result of members adapting to certain revisions to your Marketing Plan. In Russia, however, you disclose that the success in recent years was primarily a result of the early adoption of the Marketing Plan changes. Additionally, we note in your 2015 quarterly earnings calls that management has analyzed changes in behavior from the new Marketing Plan revisions. In future filings, please describe in greater detail for each geographic region in your primary reporting segment how changes to your Marketing Plan implemented in 2009 and 2014 continue to impact net sales. Please provide draft disclosure. See Item 303(a)(3)(i) of Regulation S-K. Additionally, please file your Marketing Plan as an exhibit or tell us why you believe it is not required by Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:

We note the Staff’s comment, and in response thereto, note that we have included additional general disclosure and disclosure specific to each region in the discussion of “Sales by Geographic Region” in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 (the “Q1 10-Q”) that we believe is responsive to the Staff’s comment.3 We intend to include similar disclosure, specific to the various facts and circumstances of a given region and/or period, in our future periodic filings so long as management believes member adoption of and adaption to any of the Marketing Plan Changes has had or will have a material impact on net sales and/or any changes therein.

With respect to the portion of the Staff’s comment regarding the “Marketing Plan” itself and whether it should be filed as an exhibit to the Company’s periodic filings, we believe it is important to first explain what we are referring to when we mention the “Marketing Plan.” When referencing the Marketing Plan in our periodic filings, we are referring to the rules for our global network marketing organization that specify the qualification requirements and general compensation structure for Herbalife members, as reflected in the Company’s Sales and Marketing Plan and Business Rules. The Sales and Marketing Plan and Business Rules, certain aspects of which can and do vary from country to country or region to region, is a collection of materials, forms and internal guidelines that both educates members on how the business model works and governs their activity. It also deals with routine matters such as how to order product and where it can be picked up. We view the form-like structure of the Sales and Marketing Plan and Business Rules as analogous to the ordinary course materials companies use to oversee their business and employees such as employee handbooks, codes or other rules of conduct and training manuals, none of which are typically material contracts filed with the Commission. Additionally, subject to the restrictions imposed by the Notice to Distributors regarding Amendment to Agreements of Distributorship, dated as of July 18, 2002 between Herbalife International, Inc. and each Herbalife Distributor (the “July 2002 Agreement”), we may revise the Sales and Marketing Plan and Business Rules at any time. Therefore, other than the July 2002 Agreement, which is filed with the Commission as a material contract,4 we do not view the Marketing Plan as such term is used in the Company’s periodic filings or the Sales and Marketing Plan and Business Rules as a whole as a contract that the Company is substantially dependent upon or otherwise of the nature contemplated by Item 601(b)(10)(ii)(B) and do not believe any additional items should be filed as an exhibit to our future periodic filings.

[3]	See e.g., disclosure on pages 33-36 of the Q1 10-Q.
[4]	The July 2002 Agreement is incorporated by reference as Exhibit 10.4 to the 2015 10-K.

Nutrition for a better life.

We believed creating a more general term that described the relevant materials was the most easily understood means of discussing the Marketing Plan Changes with investors. However, to help investors better understand this point, as part of the expanded disclosure referenced above, the Company has included in the Q1 10-Q5 and will continue to include in its future periodic filings, additional detail explaining what is being discussed when we reference the Marketing Plan or any changes thereto.

* * * * *

We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President
Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman

Desmond Walsh, President

John DeSimone, Chief Financial Officer

Mark Friedman, Executive Vice President and General Counsel

Brian Lane, Partner, Gibson, Dunn & Crutcher LLP

Shaun Matthews, Audit Partner, PricewaterhouseCoopers LLP

[5]	See page 33 of the Q1 10-Q.

Nutrition for a better life.